PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Provides Information on Economic Effects

Vancouver BC, February 6, 2013:  The Company would like to provide some information on the Morrison Copper/Gold Project’s economic effects.

The total Project expenditures during the life of the Project are estimated to be approximately $2.5 billion.

Provincial Gross Domestic Product (GDP) is a measure of the value added to the provincial economy by activities attributable to the Project.  During the two year construction period, the total increase in GDP from the Project’s direct, indirect, and induced effects are expected to total $104.3 million in each year of construction for a total of $208.6 million.

The Project will provide 1,117 jobs per year during the two year construction period.  In each year of the construction period, the Project and Supply Industry employees would benefit from $78.7 million in household income for a total of $157 million.

The contribution to government tax revenues during the two year construction period will annually generate $22 million in direct tax revenue, of which $9.5 million would go to the federal government and approximately $12.7 million would go to the province.  In addition, the supply industry will generate $7.1 million in federal tax revenue, $5.7 million in provincial tax revenue and $0.9 million in municipal tax revenue.  The total annual government tax revenue is estimated to be $35.8 million per year for a total of $71.6 million.

During the 21 year operation period, the total increase in GDP from the Project’s direct, indirect, and induced effects are estimated to total $50 million annually for a total of $1,050 million ($1.05 billion).

The Project will provide 601 jobs per year during the 21 years operation period.  In each year of operation, the Project and Supply Industry employees will benefit from $34.9 million in household income for a total of $723.9 million.

The contribution to government tax revenues during the 21 year operation period will annually generate $5.4 million in direct tax revenue, of which $2.9 million would go to the federal government and $2.5 million would go to the province.  In addition, the supply industry would generate $3.0 million in federal tax revenue, $2.5 million in provincial tax revenue and $0.7 million in municipal tax revenue.  The total annual government tax revenue is estimated to be $11.7 million per year for a total of $245.7 million.

The total tax revenue from construction and operations is $317.3 million in federal, provincial and municipal taxes.  Please note that the Provincial Mineral Tax calculation is not included in this calculation.

The information provided above is taken from the Environmental Assessment Certificate documentation prepared by the BCEAO (report dated August 21, 2012) for the Morrison Copper/Gold Project, and is available at the following link, in Table 10 (on page 109) and Table 11 (on page 111).

http://a100.gov.bc.ca/appsdata/epic/documents/p224/1349109655841_1ff0dffc5745a57aff5cecf9e76f0725433a5b85003d9c2116bbf658733375a8.pdf

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml